UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of July 2019

333-206723

(Commission File Number)

P.V. Nano Cell Ltd.

(Exact name of Registrant as specified in its charter)

8 Hamasger Street

Migdal Ha’Emek, Israel 2310102

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____

On July 14, 2019, Mr. Shai Levy notified the Company of his resignation from the Company’s board of directors due to personal reasons and not as a result of any disagreement with the Company’s policies or practices. The resignation became effective immediately upon receipt of Mr. Levy’s notification.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

P.V. Nano Cell Ltd.

Date July 17, 2019	By:	/s/ Dr. Fernando de la Vega
Name: Dr. Fernando de la Vega Title: Chief Executive Officer

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